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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ameen Hamady
Mark Rakip
Catherine De Lorenzo
Pam Long

Re:	Lineage, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-11
Submitted on December 22, 2023
CIK No. 0001868159

Ladies and Gentlemen:

On behalf of Lineage, Inc. (the “Company”), set forth below are the are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated January 11, 2024, relating to the Company’s Amendment No. 1 to confidential draft registration statement on Form S-11 submitted to the Commission on December 22, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 2 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement. For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the Registration Statement.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Registration Statement.

January 30, 2024

Amendment No. 1 to Draft Registration Statement on Form S-11

Prospectus Summary

Our Growth Strategy

Same Warehouse Growth, page 17

1.

We note your response to prior comment 1 and updated disclosure. Aside from such non-GAAP financial measures addressed, please ensure that when presenting non-GAAP financial measures throughout your prospectus, you provide with equal or greater prominence the most directly comparable financial measure calculated and presented in accordance with GAAP. For instance herein you provide NOI growth on a constant currency basis. Specific to your disclosure on a constant currency basis, ensure your disclosure presents the historical amounts and amounts in constant currency and describes the process for calculating the constant currency amounts and the basis of presentation; refer to Question 104.06 of the Division’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 16, 17-18, 172 and 174 of the Amended Registration Statement.

Summary Selected Historical and Pro Forma Consolidated Financial and Other Data Non-GAAP Non-GAAP Financial Measures, page 35

2.

We note your response to prior comment 2 and reissue the comment. We note while you have provided a reconciliation of Total debt, net to Net debt, thereby providing a reconciliation for each component of the non-GAAP financial measure used in the calculation, please revise to also provide the ratio as calculated using the most directly comparable GAAP financial measures.

Response: The Company respectfully advises the Staff that it has included such disclosure on page 44 of the Amended Registration Statement.

Transactions with Lineage OP, LLC, page 182

3.

We note your response to prior comment 9, as well as your disclosure in the registration statement that legacy investors and Bay Grove will enter into one or more investor rights agreements. Please file these agreements as exhibits to the registration statement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company will file all exhibits by amendment as promptly as practicable.

4.	We note your response to prior comment 9. Please tell us supplementally, with a view toward disclosure:

•	what will cause any Legacy Class A OP Units to be reclassified into OP units such that any portion of the special distribution rights of BG Cold in respect of Legacy Class A OP units will be settled;

•	how you will determine whether special distribution rights “may also be settled upon the making of any earlier distributions to the holder of such Legacy Class A OP rights;”

January 30, 2024

•

how you reconcile the statement on page 188 that each Legacy Class A OP Unit will be “economically equivalent to one OP unit” with the “same value and . . . same share of Lineage OP equity as an OP unit,” with the statement that the Legacy Class A OP Units will have the “same economic characteristics of the former Lineage OP Class A units and Lineage OP Class C units,” given that the former Class A and C units do not share the same economic characteristics prior to the reclassification to Legacy Class A OP Units;

•

clarify what you mean by the statement that the Lineage OP Class A units not owned by the company and their “corresponding” Lineage OP Class C units will be “combined” and reclassified into Legacy Class A OP Units. For example, if the Lineage OP Class A units and Class C units are held by different holders, it is unclear who would own the Legacy unit after reclassification. If they are held by the same holders (i.e. an individual holder owns both the A and corresponding C), then it is unclear why the C would have the distribution right you describe

We may have further comments upon review of your responses.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 31-35, 207-210, 212-213, 215-216 and 218-219 of the Amended Registration Statement.

5.

We note that you have revised disclosure to indicate that each Legacy Class A OP Unit and Legacy Class B OP Unit are economically equivalent to one OP unit and that they have the same voting rights and voting power as an OP units. Please explain what rights are unique to each of the OP Units, the Legacy Class A and Legacy Class B Units, and tell us supplementally, with a view toward disclosure, the purpose of reclassifying into these Legacy Units instead of OP units in the formation transaction. To the extent that they can be reclassified into OP units, please clarify whether it is the company or the holder who has the right to initiate the reclassification, and any other material terms or conditions required to be met in connection with any such reclassification.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 31-35, 207-210, 212-213, 215-216 and 218-219 of the Amended Registration Statement.

Description of Our Capital Stock, page 201

6.	We note your response to prior comment 13, as well as the references to contractual repurchases. Please file any such agreement as an exhibit to the registration statement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company will file all exhibits by amendment as promptly as practicable.

Financial Statements

Notes to Consolidated Financial Statements

(1) Significant Accounting Policies and Practices

(q) Revenue recognition, page F-18

7.	We note your response to prior comment 16 and await the revised disclosure of your accounting policy for lessor arrangements in a future registration statement amendment.

January 30, 2024

Response: The Company acknowledges the Staff’s comment and advises the Staff that in connection with a future amendment to the Registration Statement that includes the Company’s consolidated financial statements for the year ending December 31, 2023, the Company will revise its disclosure of its accounting policy for lessor arrangements.

(2) Capital Structure and Noncontrolling Interests

(g) Convertible Redeemable Noncontrolling Interests—Preference Shares, page F-21

8.

We note your response to our prior comment 18. Please further clarify whether the $308.3 million original amount recognized upon acquisition after adjusting for the $77.1 million partial redemption and $18.2 million effect of foreign currency is greater than the maximum redemption value, including accrued dividends payable.

Response: The Company advises the Staff that as of December 31, 2022, the Preference Shares carrying value of $213.0 million, inclusive of the $308.3 million original amount recognized upon acquisition, and subsequent adjustments referenced above, is greater than the maximum redemption value, including accrued dividends payable, of $189.0 million.

Exhibits

9.

We note your response to prior comment 21 and reissue in part. Please file the covenants not to compete for Mr. Forste and Mr. Marchetti, or any other non-compete agreements you may have, as exhibits to the registration statement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company will file all exhibits by amendment as promptly as practicable.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at 213-891-7339. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Lewis W. Kneib

Lewis W. Kneib of LATHAM & WATKINS LLP

cc:	Greg Lehmkuhl, Lineage, Inc.

Rob Crisci, Lineage, Inc.

Natalie Matsler, Lineage, Inc.

Julian T.H. Kleindorfer, Esq., Latham & Watkins LLP

Scott C. Chase, Esq., Goodwin Procter LLP

David H. Roberts, Esq., Goodwin Procter LLP

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